UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RESPONSE GENETICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
76123U105
(CUSIP Number)
Becker Drapkin Management, L.P.
Attn: Steven R. Becker
300 Crescent Court, Suite 1111
Dallas, Texas 75201
(214) 756-6016
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS Becker Drapkin Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,143,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,143,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,143,618

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, PN

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,022,927

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,022,927

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,022,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS Becker Drapkin Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		120,691

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		120,691

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	120,691

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS BC Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,143,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,143,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,143,618

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA, OO

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS Steven R. Becker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		381,679

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,143,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		381,679

WITH	10	SHARED DISPOSITIVE POWER

		1,143,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,525,297

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	76123U105

1	NAMES OF REPORTING PERSONS Matthew A. Drapkin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		114,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,143,618

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		114,504

WITH	10	SHARED DISPOSITIVE POWER

		1,143,618

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,258,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 10, 2010, Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 15, 2010 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on October 27, 2010 (as amended, the “Schedule 13D”), by the Reporting Persons with respect to the common stock (the “Common Stock”) of Response Genetics, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 is filed to disclose a change in beneficial ownership of each Reporting Person relating to the disposition of shares of Common Stock. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer
Subparagraphs (a) through (d) of Item 5 of the Schedule 13D are hereby amended and restated as follows:
(a), (b) As of the date hereof, the Reporting Persons own an aggregate of 1,639,801 shares of Common Stock. Based upon a total of 18,302,532 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending June 30, 2010, the Reporting Persons’ shares represent approximately 8.959% of the outstanding shares of Common Stock.
Becker Drapkin QP owns 1,022,927 shares of Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 5.589% of the outstanding shares of Common Stock.
Becker Drapkin LP owns 120,691 shares of Common Stock (the “Becker Drapkin LP Shares”), which represent approximately 0.659% of the outstanding shares of Common Stock.
Mr. Becker owns 381,679 shares of Common Stock (the “Becker Shares”), which represent approximately 2.085% of the outstanding shares of Common Stock.
Mr. Drapkin owns 114,504 shares of Common Stock (the “Drapkin Shares”), which represent approximately 0.626% of the outstanding shares of Common Stock.
The Becker Drapkin QP Shares and Becker Drapkin LP Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.
Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin LP Shares, the Becker Shares and the Drapkin Shares.
Becker Drapkin LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin LP Shares. Becker Drapkin LP disclaims beneficial ownership of the Becker Drapkin QP Shares, the Becker Shares and the Drapkin Shares.
As general partner of the Becker Drapkin Funds Shares, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management does not own any shares of Common Stock directly and disclaims beneficial ownership of the Becker Drapkin Funds Shares.
As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BD Management. BCA does not own any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock beneficially owned by BD Management.
Mr. Becker has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Shares. Mr. Drapkin has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Drapkin Shares. As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Common Stock beneficially owned by BCA. Furthermore, Mr. Becker disclaims beneficial ownership of the Drapkin Shares, and Mr. Drapkin disclaims beneficial ownership of the Becker Shares.

As of the date hereof, no Reporting Person owns any shares of Common Stock other than those set forth in this Item 5.
(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are described below:

Transaction	Effecting	Shares	Shares		Price	Description
Date	Person(s)	Acquired	Disposed		Per Share	of Transaction
10/28/2010	Becker Drapkin QP		174,608	(1)	$2.20	Open Market
10/28/2010	Becker Drapkin LP		25,392	(1)	$2.20	Open Market

(1)	Excludes commission of $0.02 per share.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock set forth above.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description of Exhibit
24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)
99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 1, 2010	BECKER DRAPKIN MANAGEMENT, L.P.
	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.
	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.
	By:	Becker Drapkin Management, L.P.,
its general partner

	By:	BC Advisors, LLC,
its general partner

		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

BC ADVISORS, LLC
		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

STEVEN R. BECKER
		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN
		By:	/s/ Ashley Sekimoto
		Name:	Ashley Sekimoto
		Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description of Exhibit
24.1	Power of Attorney, dated October 26, 2010, signed by Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 24.1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)
99.1	Joint Filing Agreement, dated October 27, 2010, by and among Becker Drapkin Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin (incorporated herein by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on October 27, 2010)